May 1, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX 604-682-1482</u>

Ms. Carol Shaw
Chief Financial Officer
Infotec Business Systems, Inc.
230 – 1122 Mainland Street
Vancouver, BC V6B 5L1

        RE   **Infotec Business Systems, Inc.**
                Form 10-KSB for the year ended April 30, 2006
                Filed December 1, 2006
                File No. 333-90618

Dear Ms. Shaw:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Robert F. Telewicz Jr.
                Senior Staff Accountant